CHICAGO STEAK COMPANY, INC.

Unaudited Financial Statements for the Year Ended December 31, 2019

April 17, 2020

Chicago Steak Company, Inc.
Balance Sheet
As of December 31, 2019

ASSETS	2019
CURRENT ASSETS	
Cash and cash equivalents	1,001,130.14
TOTAL CURRENT ASSETS	1,001,130.14
NON-CURRENT ASSETS	
Property and equipment, net	59,368.87
TOTAL NON-CURRENT ASSETS	59,368.87
TOTAL ASSETS	$ 1,060,499.01

LIABILITIES AND EQUITY	
CURRENT LIABILITIES	
Accounts Payable	861,780.62
Accrued Expenses	40,285.00
Loan - credit line	20,284.63
Payroll Liabilities	10,762.34
TOTAL CURRENT LIABILITIES	933,112.59
LONG-TERM LIABILITIES	
Loan Payable	63,260.92
TOTAL LONG-TERM LIABILITIES	63,260.92
TOTAL LIABILITIES	996,373.51
EQUITY	
Common Stock	253,260.00
Additional paid-in capital	80,296.60
Retained Earnings (Deficit)	(269,431.10)
TOTAL EQUITY	64,125.50
TOTAL LIABILITIES AND EQUITY	$ 1,060,499.01

Chicago Steak Company, Inc.
Income Statement
For the Year Ending December 31, 2019

	2019
Operating Income	
Sales	3,384,578
Cost of Goods Sold	2,203,784
Gross Profit	**1,180,794**
Operating Expense	
General and Administrative	1,128,706
Net Operating Income	**52,088**
Other (Income) Expense	
Interest Income	(3)
Amortization Expense	6,993
Depreciation Expense	58
Non-Deductible penalties	226
Net Income	**$ 44,813.67**